

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

Matthew A. Ouimet
Chief Executive Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870

Re: **Cedar Fair, L.P.**
   Registration Statement on Form S-4
   Filed March 12, 2015
   File No. 333-202695
   Form 10-K for the Fiscal Year Ended
   December 31, 2014
   Filed February 26, 2015
   File No. 001-09444

Dear Mr. Ouimet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments regarding your Form 10-K filed February 26, 2015. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Form S-4

Available Information and Incorporation by Reference, page 97

1. Item 19(c) of Form S-4 permits you to incorporate certain information from your latest Form 10-K. We note that you incorporate by reference your Annual Report

on Form 10-K for the fiscal year ended December 31, 2014. That 10-K incorporates information from your proxy statement, which has not yet been filed. Please amend the 10-K to include the Part III information, file your definitive proxy statement, or provide in the Form S-4 all the information Item 19 requires you to disclose.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

(2) Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

2. We note your disclosure that revenues on multi-use tickets are recognized over the estimated number of uses expected for each type of ticket and are adjusted periodically during the season. In that regard, clarify for us the nature of each type of multi-use ticket, how it works, and whether it has an expiration date or not. Explain to us how you recognize revenues based on the estimated number of uses and why the revenue recognition based on the estimated number of uses is more appropriate as compared to using an estimated usage period.

3. We note your disclosure that premium benefit offerings are included within Accommodations and other revenue line item. Please tell us and disclose in more detail what the premium benefit offerings include.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Risë B. Norman, Esq.
        Simpson Thacher & Bartlett LLP